FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 4, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press Release dated May 4, 2005.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 4, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 4, 2005

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE QUARTER ENDED MARCH 31, 2005

•	26% increase in Revenues for Q1 05 to $268.9m (Q1 04: $213.9m)
•	(Loss) / Profit for Q1 05 of $(11.3)m (Q1 04: $14.6m) (iii)
•	Basic (Loss) / Earnings per common share for Q1 05 of $(0.11) (Q1 04: $0.22) (iii)
•	Quarterly total subscriber increase for Q1 05 of 828,394 (i)

New York, Stockholm and Luxembourg – April 21, 2005 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications investor, announced results for the quarter ended March 31, 2005.

Financial summary for the quarters ended March 31, 2005 and 2004

	March 31 2005	March 31 2004	Change
Worldwide subscribers (i)
- proportional cellular (ii)	5,960,090	4,128,030	44%
- total cellular	8,541,595	5,897,371	45%

US$ ‘000
Revenues	268,891	213,859	26%
Operating profit	38,904	61,907	-37%

(Loss) / Profit for the period	(11,263)	14,570	-

Basic earnings per common share (US$)	(0.11)	0.22	-
Diluted earnings per common share (US$)	(0.11)	0.20	-

Weighted average number of shares (thousands)	98,637	65,963	-

Weighted average number of shares and
potential dilutive shares (thousands)	98,637	79,930	-

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which Millicom has an ownership interest.
(ii)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.
(iii)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”

Marc Beuls, Millicom’s President and Chief Executive Officer stated:

“Millicom has started the year strongly with good subscriber growth reflecting both increased investment, particularly in new GSM networks in 2004, and growing demand in its key markets. Millicom has some 8.5 million subscribers and with penetration rates taking off in Asia and Africa, the prospects are excellent.

“Paktel is approaching 400,000 subscribers on its GSM network and is on track to meet its target of adding one million subscribers in the first year since the launch of GSM services. Pakcom agreed payment terms for its license similar to Paktel’s on 18th April 2005 and this business will start to grow again with the conversion to CDMA infrastructure in Q4 05. The heavy investment in sales and marketing in Pakistan has affected South Asia and group margins in the last two quarters and it will take until 2007 before this region again attains average group margins.

“Africa remains the fastest growing market showing growth in total subscribers of 70% over the first quarter of 2004 and is today the third largest region in terms of revenues after Central America and South East Asia. There will continue to be opportunities to expand into new territories in Africa, the latest being Millicom's license in Chad which is expected to be operational in 2005.

“In Vietnam the negotiations on the continuation of the cooperation have not yet led to an agreement between the parties. The negotiations on the creation of a Joint Stock Company, as agreed between the parties by signing the MOU last November, are continuing. The Government of Vietnam has agreed to equitize VMS, our partner under the current BCC. This is the first equitization of a major telecommunication company in Vietnam which explains why at present, no information is available as to the process of this equitization. For Millicom’s subsidiary Comvik International Vietnam “CIV” to form a joint venture with VMS changes in legislation will be needed in the future. It is unlikely that this process will have started by the end of the BCC on May 18th and without agreement between the parties at that date, Millicom will no longer be able to consolidate the Vietnam numbers. Millicom will communicate on progress during the second quarter.

“Millicom is today well funded, with cash reserves of over half a billion dollars and generating free cash. These resources will allow the company to expoit the multiple opportunities that are currently available in its markets.”

FINANCIAL AND OPERATING SUMMARY

•	Subscriber growth:

	➢	An annual increase in total cellular subscribers of 45% to 8,541,595 as at March 31, 2005.

	➢	An annual increase in proportional cellular subscribers of 44% to 5,960,090 as at March 31, 2005.

	➢	In the first quarter of 2005 Millicom added 828,394 net new total cellular subscribers.

	➢	Proportional prepaid subscribers increased to 5,371,690 from 3,641,976 as at March 31, 2004.

•	Financial highlights:

	➢	Revenues for the first quarter of 2005 were $268.9 million, an increase of 26% from the first quarter of 2004. Compared to the fourth quarter of 2004, revenues increased by 5% from $255.7 million.

	➢	Loss for the first quarter of 2005 was $11.3 million, compared to a profit of $14.6 million for the first quarter of 2004.

	➢	Net debt excluding the 5% mandatory exchangeable notes amounts to $209.6 million.

➢ Cash and cash equivalents as of March 31, 2005 amounted to $670.0 million mainly due to the settlement in January 2005 of the 4% convertible bonds with net proceeds of $196.0 million and further cash upstreams from operations.

Total cellular minutes increased by 40% for the three months ended March 31, 2005 from the same quarter in 2004. Prepaid minutes increased by 47% in the same period.

On March 30, 2005, the license in Honduras was renewed until 2021, following approval by Congress.

On April 18, 2005, Millicom’s subsidiary Pakcom reached an agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to the terms agreed in 2004 by Paktel, Millicom’s other subsidiary in Pakistan. Pakcom will pay a license fee of $291 million, with 50% payable over three years and the remaining 50% payable over the following ten years. The first down payment for the license was made on April 18, 2005. Pakcom is still in negotiations with the PTA with regard to the allocation of spectrum.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the first quarter of 2005 Millicom’s worldwide operations added 828,394 net new total cellular subscribers. On a proportional basis, Millicom added 627,831 subscribers, bringing the number of proportional cellular subscribers as at March 31, 2005 to 5,960,090.

At March 31, 2005, Millicom’s total cellular subscriber base increased by 45% to 8,541,595 cellular subscribers from 5,897,371 as at March 31, 2004. Particularly significant percentage increases were recorded in Ghana (124%), Laos (116%), Paktel (91%) and Tanzania (71%). Millicom’s proportional subscriber base increased to 5,960,090 as at March 31, 2005 from 4,128,030 as at March 31 2004, an increase of 44%.

Within the 5,960,090 proportional cellular subscribers reported at the end of the first quarter, 5,371,690 were prepaid subscribers. Prepaid subscribers currently represent 88% of total and 90% of proportional cellular subscribers.

Cellular Operations

	Proportional (i) Subs as at March 31, 2005	Proportional (i) Subs as at March 31, 2004	Annualized Increase	Total Subs as at March 31, 2005	Total Subs as at March 31, 2004	Annualized Increase

South East Asia	1,227,011	779,517	57%	2,724,656	1,706,073	60%
South Asia	1,474,479	1,044,513	41%	1,677,299	1,246,692	35%
Central America	1,251,121	987,115	27%	1,859,130	1,443,815	29%
South America	964,775	721,602	34%	985,715	739,530	33%
Africa	1,042,704	595,283	75%	1,294,795	761,261	70%

Total Cellular Ops	5,960,090	4,128,030	44%	8,541,595	5,897,371	45%

(i)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2005

Total revenues for the three months ended March 31, 2005 were $268.9 million, an increase of 26% from the first quarter of 2004 and of 5% from the previous quarter, reflecting the increasing trend of growth in Millicom’s operations. Millicom recorded revenue growth in Africa of 51% to $48.0 million in the first quarter of 2005 compared with the same period in 2004, with Senegal producing growth of 67%. First quarter revenues for South East Asia were $70.3 million compared to $55.7 million in the first quarter of 2004, an increase of 26% and for South Asia, revenues were $29.7 million, a 3% decrease from the first quarter of 2004, but a 19 % increase from the previous quarter when revenues were depressed following the delay in the launch of the GSM services.

The Central American market continued to perform strongly, producing a 29% increase in revenues from $68.8 million for the first quarter of 2004 to $88.6 million for the first quarter of 2005. In South America, revenue growth at 25% has improved significantly and Paraguay and Bolivia produced revenue increases of 27% and 22% respectively compared to the first quarter of 2004.

COMMENTS ON FINANCIAL STATEMENTS

The depreciation and amortisation charge for the first quarter of 2005 included $19.0 million in relation to Vietnam.

Write-down of assets include an impairment charge of $16.6 million on the property, plant and equipment in Vietnam as the Business Cooperation Contract in Vietnam expires on May 18, 2005 and an impairment charge on the Pakcom analog equipment of $5.2 million. The Vietnam asset impairment is due to a late approval of investments required under the BCC preventing CIV from generating revenues on these fixed assets.

The interest expense for the first quarter of 2005 comprised prepaid interest and amortization of deferred financing fees on the 5% Notes of $6.6 million, interest and amortization of deferred financing fees on the 10% Notes of $14.7 million and on the 4% convertible bonds of $3.5 million, interest expenses of $3.3 million computed on the Paktel license payable and interest expenses on other debt and financing of $5.2 million.

For the first quarter of 2005, the conversion to US dollars of the 5% mandatory exchangeable Notes in Tele2 shares (the “5% Notes”) resulted in an exchange gain of $21.4 million and the embedded derivative on the 5% Notes resulted in a fair value gain of $26.2 million. These gains were offset by a loss resulting from the valuation movement on the Tele2 shares of $55.5 million. This resulted in a net loss of $7.9 million for the quarter.

The 4% convertible bonds are convertible at the option of holders at any time up to December 29, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of March 31, 2005 was $39.1 million and the value allocated to debt was $158.1 million.

The unpaid portion of the licenses is recorded under the captions ‘other non-current liabilities’ and ‘other current liabilities’. As of March 31, 2005, the Paktel license results in a non-current liability of $178.8 million and a current liability of $28.7 million. The license in Ghana results in a non-current liability of $12.0 million and a current liability of $4.0 million.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 399 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

APPENDICES

  Consolidated statements of profit and loss for the three months ended March 31, 2005 and 2004

  Consolidated balance sheets as at March 31, 2005 and December 31, 2004

  Condensed consolidated statements of cash flows for the three months ended December 31, 2005 and 2004

  Condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2005 and for the year ended December 31, 2004

  Quarterly analysis by cluster

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended March 31, 2005 and 2004

	Quarter ended March 31, 2005	Quarter ended March 31, 2004(i)

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	268,891	213,859
Operating expenses
Cost of sales (excluding depreciation and amortization)	(73,359)	(56,074)
Sales and marketing	(39,697)	(28,790)
General and administrative expenses	(30,023)	(22,205)
Other Operating income	661	-
Corporate and license acquisition costs	(6,590)	(7,314)
Cost of stock options granted to directors and employees	(615)	(160)
Write-down of assets, net	(23,098)	(405)
Depreciation and amortization	(57,266)	(37,004)

Operating profit	38,904	61,907
Gain on exchange and disposal of investments	222	30
Valuation movement on investment in securities	(55,512)	(66,106)
Fair value result on financial instruments	26,225	51,700
Interest expense	(33,287)	(27,349)
Interest income	4,919	1,574
Exchange gain, net	19,693	14,424
Profit from associates	62	134

Profit before taxes	1,226	36,314
Taxes	(11,968)	(16,702)

Net Profit / (Loss) after taxes, before minority interest	(10,742)	19,612
Minority interest	(521)	(5,042)

Net Profit / (Loss) for the quarter	(11,263)	14,570

Basic earnings per common share (US$)	(0.11)	0.22

Weighted average number of shares
outstanding in the quarter (in thousands)	98,637	65,963

Profit for the quarter used to determine diluted earnings per common share	(11,263)	16,123

Diluted earnings per common share (US$)	(0.11)	0.20

Weighted average number of shares and potential
dilutive shares outstanding in the quarter (in thousands)	98,637	79,930

(i)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statement”

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2005 and December 31, 2004

	March 31, 2005	Dec. 31, 2004(i)

	(Unaudited) US$ ’000	US$ ’000
Assets
Non-current assets
Intangible assets
Goodwill	45,329	37,702
Licenses, net	269,911	277,705
Other intangible assets, net	2,513	2,561
Property, plant and equipment, net	545,432	575,649
Financial assets
Investment in Tele2 AB shares	296,370	351,882
Investment in other securities	10,582	10,540
Investment in associates	3,597	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes	71,480	45,255
Pledged deposits	16,797	25,544
Deferred taxation	6,009	5,883

Total non-current assets	1,268,020	1,334,941

Current assets
Financial assets
Investment in other securities	15,390	15,327
Inventories	14,298	16,304
Trade receivables, net	128,171	141,972
Amounts due from joint ventures and joint venture partners	9,651	11,715
Amounts due from other related parties	1,956	2,067
Prepayments and accrued income	47,324	36,875
Other current assets	68,185	62,377
Pledged deposits	1,515	9,260
Time deposits	13,297	610
Cash and cash equivalents	669,960	413,381

Total current assets	969,747	709,888

Total assets	2,237,767	2,044,829

(i)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statement”

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2005 and December 31, 2004

	March 31, 2005	Dec. 31, 2004(i)

	(Unaudited) US$ ’000	US$ ’000
Shareholders’ equity and liabilities
Shareholders’ equity
Share capital and premium (represented by 99,361,748 shares as of March 31, 2005)	516,073	513,782
Treasury stock (represented by 654,852 shares as of March 31, 2005)	(8,833)	(8,833)
4% Convertible Notes – equity component	39,109	-
Stock options compensation reserve	2,912	2,297
Legal reserve	13,577	13,577
Retained losses brought forward	(203,037)	(277,053)
Net Profit / (Loss) for the period	(11,263)	66,389
Currency translation reserve	(72,385)	(71,116)
Minority interest	43,481	43,351

Total shareholders’ equity	319,634	282,394

Liabilities
Non-current liabilities
10% Senior Notes	536,863	536,629
4% Convertible Notes – Debt component	158,115	-
5% Mandatory Exchangeable Notes – Debt component	346,347	365,006
Other debt and financing	115,952	124,267
Other non-current liabilities	197,458	194,774
Deferred taxation	35,298	39,216

Total non-current liabilities	1,390,033	1,259,892

Current liabilities
Other debt and financing	81,910	88,511
Trade payables	179,127	173,969
Amounts due to joint ventures and joint venture partners	4,615	7,760
Amounts due to related parties	147	975
Accrued interest and other expenses	66,863	55,203
Other current liabilities	195,438	176,125

Total current liabilities	528,100	502,543

Total liabilities	1,918,133	1,762,435

Total shareholders’ equity and liabilities	2,237,767	2,044,829

(i)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statement”

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the three months ended March 31, 2005 and 2004

	March 31, 2005	Dec. 31, 2004(i)

	(Unaudited) US$ ’000	(Unaudited) US$ ’000
Net cash provided by operating activities	106,910	75,405
Cash flow used by investing activities	(34,589)	(97,043)
Cash flow provided / (used) by financing activities	184,310	(30,360)
Cash effect of exchange rate changes	(52)	58

Net increase in cash and cash equivalents	256,579	(51,940)
Cash and cash equivalents, beginning	413,381	148,829

Cash and cash equivalents, ending	669,960	96,889

Millicom International Cellular S.A.

     Condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2005 and for the year ended December 31, 2004

	March 31, 2005	Dec. 31, 2004(i)

	(Unaudited) US$ ’000	US$ ’000
Shareholders’ equity as at January 1	282,394	(58,609)
Derecognition of negative goodwill on January 1	7,627	-
(Loss) / Profit for the period / year	(11,263)	66,389
Stock options scheme	615	1,852
Net proceeds of equity offering	-	203,616
Shares issued via the exercise of stock options	2,291	2,867
Equity component of 4% Convertible Bonds	39,109	-
Conversion of 2% PIK Notes	-	51,417
Movement in currency translation reserve	(1,269)	(1,918)
Minority interest	130	16,780

Shareholders’ equity	319,634	282,394

(i)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statement”

Millicom International Cellular S.A.
Quarterly analysis by cluster

	05 Q1	04 Q4	04 Q3	04 Q2	04 Q1

Total cellular subs
South East Asia	2,724,656	2,499,307	2,180,800	1,939,790	1,706,073
South Asia	1,677,299	1,458,846	1,300,977	1,271,138	1,246,692
Central America	1,859,130	1,697,036	1,537,904	1,523,790	1,443,815
South America	985,715	937,397	843,384	774,304	739,530
Africa	1,294,795	1,120,615	990,168	863,345	761,261

Total	8,541,595	7,713,201	6,853,233	6,372,367	5,897,371

Prop cellular subs
South East Asia	1,227,011	1,125,808	990,144	883,229	779,517
South Asia	1,474,479	1,246,132	1,083,736	1,063,081	1,044,513
Central America	1,251,121	1,149,299	1,049,491	1,037,755	987,115
South America	964,775	916,465	823,360	754,900	721,602
Africa	1,042,704	894,555	790,990	682,220	595,283

Total	5,960,090	5,332,259	4,737,721	4,421,185	4,128,030

Revenues (US$ ’000)
South East Asia	70,296	64,632	59,624	51,803	55,743
South Asia	29,704	24,889	28,006	29,746	30,608
Central America	88,592	87,899	77,660	70,691	68,784
South America	31,211	32,302	30,116	26,573	25,014
Africa	47,954	44,355	38,759	35,193	31,672
Other	1,134	1,609	1,707	2,043	2,038

Total	268,891	255,686	235,872	216,049	213,859